EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
 of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-160002, 33-59080, 333-62739, 333-138245 and 333-206244) on Form S-8 of Minerals Technologies Inc. of our report dated June 21, 2017, with respect to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

/s/ KPMG LLP

New York, New York
June 21, 2017